Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

IMMUNOCELLULAR THERAPEUTICS, LTD.

(Under Section 242 of the General Corporation Law of the State of Delaware)

ImmunoCellular Therapeutics, Ltd., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST.           The name of the corporation is ImmunoCellular Therapeutics, Ltd.

SECOND.      The date on which the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware is March 20, 1987.

THIRD.         The board of directors of the corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Section 1 of Article FOURTH so that, as amended, it shall be and read in full as follows:

“FOURTH

Section 1. Authorized Capital Stock. The Company is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Company is authorized to issue is 51,000,000 shares, consisting of 50,000,000 shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of Preferred Stock, par value $0.0001 per share.

FOURTH.     This Certificate of Amendment was duly adopted by the stockholders of the corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be signed by Anthony Gringeri, Ph.D., its President and CEO, this 16th day of June, 2017.

ImmunoCellular Therapeutics, Ltd.

By:	/s/ Anthony Gringeri
Name:	Anthony Gringeri, Ph.D.
Title:	President and CEO